EXHIBIT 10

NORFOLK SOUTHERN CORPORATION
EXECUTIVE LIFE INSURANCE PLAN
(Amended to and including October 1, 2003)

Section 1. Establishment of Plan

Norfolk Southern Corporation (NS) established an Executive LifeInsurance Plan (Plan) effective January 1, 1989, and maintains the Plan for certain of its nonagreement employees and nonagreement employees of certain NS subsidiary or affiliated companies becoming eligible for benefits under the Plan after January 1, 1989, and prior to January 1, 2003. NS intends to maintain the Plan in accordance with this document as it may be amended from time to time.

NS reserves the right to modify or terminate the Plan at any time for any reason, and a participating subsidiary or affiliated company may terminate its participation in the Plan at any time by action of its Board of Directors.

Section 2. Definitions

(a)   "Disability" means a disability that enables a person to be eligible for and receive a benefit under the Long Term Disability Plan of Norfolk Southern Corporation and Participating Subsidiary Companies.

(b)   "Executive Officer" means an executive who is designated by the Corporation's Board of Directors as an Executive Officer of the Corporation.

(c)   "Policy" means the policy of life insurance received by the Executive Officer upon his or her termination of the Split Dollar Agreement.

(d)   "Retirement" means retirement under the Retirement Plan of Norfolk Southern Corporation and Participating Subsidiary Companies.

Section 3. Eligibility

The persons eligible for benefits under the Plan shall be as set forth in Sections 4 and 5, provided that no person may become eligible for benefits under the Plan after December 31, 2002.

Persons eligible for benefits on December 31, 2002, shall remain eligible for benefits as provided herein, subject to amendment or termination as provided in Section 8 below.

Section 4. Benefits, Eligibility and Funding for Executives

(a)   The persons eligible for benefits under this Section 4 of the Plan, the effective date of their benefits, the conditions for payment of benefits, the circumstances under which the benefits terminate and other provisions affecting the benefits and operation of this Section 4 generally, shall be as set forth in individual split dollar life insurance policies governed by a Split Dollar Agreement and assigned to NS pursuant to an Assignment of Life Insurance Policy as Collateral (Assignment).

"Executive Officer" means an executive w Executive Officers may not receive benefits under this Section 4. Any Split Dollar Agreement and Assignment will be terminated upon any executive becoming an Executive Officer, and benefits will be provided under Section 5 of this Plan.

(b)   For any participant eligible for benefits under this Section 4 who dies on or after retirement, his or her post-retirement death benefit shall not exceed the dollar amount equal to one or two times, as applicable on January 1, 2003 and stipulated in the individual Split Dollar Agreements, the participant's annual base salary as of January 1, 2003.

(c)   Benefits provided under this Section 4 are funded through premium contributions from NS pursuant to the Split Dollar Agreement and through any participant contributions as may be required.

Section 5. Benefits, Eligibility and Funding for Executive Officers

(a)   A person becomes eligible for benefits under Section 5 if the person had a Split Dollar Agreement under Section 4 of the Plan that is or was terminated as a result if his or her position as, or upon becoming an Executive Officer. Any participant who becomes eligible to participate in this Section 5 shall continue to be eligible to participate hereunder until his or her eligibility is terminated under paragraph (b), even if such participant ceases to be an Executive Officer.

(b)   A participant's eligibility to participate under this Section 5 shall be terminated, upon the occurrence of any of the following events:

        i)   the total cessation of the business of NS;

        ii)   bankruptcy, receivership or dissolution of NS;

        iii)   the termination of the Executive's employment (other than by reason of Disability).

(c)   NS will make a contribution on behalf of each person eligible to participate under this Section 5 to his or her Policy. The amount of such contribution will be the amount deemed necessary by NS to provide a pre- and post-retirement death benefit to the participant's beneficiary(ies) equal to the following:

        i)   A pre-retirement death benefit equal to three (3) times the participant's annual base salary as of the date of death, reduced by $50,000 of group term life insurance available for purchase under the Norfolk Southern Corporation Comprehensive Benefits Plan, whether or not purchased, or the employee death benefit provided under the Death Benefit Plan of Norfolk Southern Corporation and Participating Subsidiary Companies, and by the initial face amount of the individual's policy (ies) from the Pacific Life Insurance Company listed in Attachment A.

        ii)   If the participant was an Executive Officer of NS as of January 1, 2003, a post-retirement death benefit equal to two (2) times the participant's annual base salary as of January 1, 2003, reduced by participant's group life insurance benefit under the Comprehensive Benefits Plan or death benefit under the Death Benefit Plan, and by the initial face amount of the individual's policy from the Pacific Life Insurance Company listed in Attachment A.

                If the participant was not an Executive Officer of NS as of January 1, 2003, a post-retirement death benefit equal to one (1) times the participant's annual base salary as of January 1, 2003, reduced by participant's group life insurance benefit under the Comprehensive Benefits Plan or death benefit under the Death Benefit Plan, and by the initial face amount of the individual's policy from the Pacific Life Insurance Company listed in Attachment A.

Contributions by NS will cease as of the date the participant's eligibility terminates under Section 5(b), except that NS may make contributions within one year of Retirement if a contribution is deemed necessary by the Plan Administrator, in his or her sole discretion, to fund the participant's post-retirement death benefit. In addition, NS may reduce or cease contributions if the Plan Administrator, in his or her sole discretion, determines that the Executive Officer has taken any action with the Policy that would affect NS's ability to fund the Policy. Such actions include, but are not limited, to the following:

    i)   surrender of the Policy;

    ii)   withdrawal of any portion of the cash surrender value of the Policy;

    iii)   obtaining loans or advances from the Policy; or

    iv)   increases in the face amount of the Policy, other than those that adjust the pre-retirement death benefit described in Section 5(c)(i) for increases in the participant's base salary.

(d)   Contributions by NS will be treated as current compensation, and as such, NS shall withhold any taxes required to be withheld with respect to such contributions under local, state or federal law.

Section 6. Administrator and Fiduciary

(a)   The Vice President-Human Resources of NS shall be the administrator of the Plan.

(b)   The named fiduciary of the Plan shall be NS. Specific fiduciary responsibilities of NS may be delegated to any proper person by the Board of Directors or the Chairman, President and Chief Executive Officer of NS.

Section 7. Claims

Claims under the Plan are to be submitted to Aon Consulting, 3565 Piedmont Road, Suite 600, Atlanta, GA 30305. Payments of claims under the Plan shall be made by the insurance carrier as provided in the insurance policies.

If a participant's claim for benefits is denied in whole or in part, he or she shall receive a written explanation of the adverse benefit determination from the insurance carrier within ninety (90) days, unless special circumstances require an extension of time for processing the claim. If an extension of time for processing is required, the participant shall be provided with written notice of the extension before expiration of the ninety-day period. The extension notice shall indicate the special circumstances requiring an extension of time and the date by which the plan expects to render a decision. The extension shall not exceed ninety (90) days from the end of the initial period.

A notice of denial of a participant's claim shall include (i) the reason for the adverse determination and reference to plan provisions on which the determination is based; (ii) a description of additional material necessary to perfect the claim and an explanation of why such material or information is necessary; and (iii) a description of the plan's review procedures and the applicable time limits, including a statement of the participant's right to bring a civil action following an adverse benefit determination on review. If all or part of any claim is not covered, the participant has a right to see, upon request and at no charge, any rule, guideline, protocol or criterion that the claims administrator relied upon in making the coverage decision.

Within sixty (60) days of receipt of notice of any adverse benefit determination by the insurance carrier, a participant may request in writing a formal review of such determination by the Plan Administrator.

The participant or his or her representative may submit written comments, documents, records, and any other information relating to the claim for benefits to the Plan Administrator. The Plan Administrator's review shall take into account all comments, documents, records, and other information submitted relating to the claim for benefits, without regard to whether such information was submitted or considered in the initial benefit determination.

The Plan Administrator shall render a decision within a reasonable period of time, but not later than sixty (60) days after receipt of written request for review, unless the Plan Administrator determines that special circumstances require an extension of time for processing the claim. If an extension of time for processing is required, the participant shall be provided with written notice of the extension before the expiration of the initial sixty (60) day period. The extension notice shall indicate the special circumstances requiring an extension of time and the date by which the Plan Administrator expects to render a decision. The extension shall not exceed one hundred twenty (120) days from receipt of a request for review.

The Plan Administrator shall notify the participant of its benefit determination on review. In the case of an adverse benefit determination, the notice shall include the specific reason or reasons for the adverse determination, reference to the specific plan provisions on which the benefit determination is based, and a statement that the participant is entitled to receive, upon request and free of charge, reasonable access to and copies of all documents, records and other information relevant to his or her claim for benefits. If an internal rule, guideline, protocol, or other similar criterion was relied upon in making the adverse benefit determination, the notice shall include the specific rule, guideline, protocol, or other similar criterion or a statement that such rule, guideline, protocol, or similar criterion was relied upon in making the determination and that a copy will be provided free of charge upon request. The notice shall also include a statement that the plan does not have any additional mandatory appeal procedures and that the participant has the right to bring a civil action under Section 502(a) of the Employee Retirement Income Security Act, as amended, and a statement that the participant and the plan may have other voluntary alternative dispute resolution options, such as mediation, and to contact the local U.S. Department of Labor and the applicable state insurance regulatory agency to find out what may be available.

Section 8. Plan Amendments

The Agreements, Assignments and policies of insurance shall be amended as provided for therein. NS may amend this document at any time, in its sole discretion, by an appropriate written instrument executed by the Vice President-Human Resources of NS.